SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-24990

(Check One)	/x/ Form 10-K and Form 10-KSB	/ / Form 11-K	/ / Form 20-F	/ / Form 10-Q	/ / Form N-SAR

	For Period Ended:		November 3, 2001
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
	For the Transition Period Ended:			N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A
Part I
Registrant Information

Full Name of Registrant:		Westaff, Inc.
Former name if applicable:		N/A
Address of Principal Executive Office (Street and Number):		301 Lennon Lane, Walnut Creek, CA 94598

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/x/	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
/ /	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

        State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant is unable to file its Form 10-K for the year ended November 3, 2001 within the prescribed time period without unreasonable effort or expense. The reasons causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

        The Company is in the process of finalizing certain negotiations regarding its credit facility, the outcome of which is expected to affect the financial statement presentations and related financial disclosures with respect to the credit facility. The Company requires additional time to complete such negotiations and determine the appropriate financial statement presentations and related financial disclosures resulting from the outcome of such negotiations.

        The Company will file the Form 10-K on or before the 15th calendar day following the prescribed due date.

Part IV

Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
	Dirk A. Sodestrom	(925)	930-5300 extension 1518
	(Name)	(Area Code)	(Telephone Number)
(2)
	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). /x/ Yes / / No
(3)
	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /x/ Yes / / No
	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Sales of services and license fees for the fiscal year ended November 3, 2001 were $567.4 million compared with $663.0 million for the fiscal year ended October 28, 2000. Net loss was $15.9 million or $1.00 per share for the fiscal year ended November 3, 2001 compared with net income of $6.5 million or $0.41 per share in the fiscal year ended October 28, 2000.
		WESTAFF, INC. (Name of Registrant as specified in charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 4, 2002
/s/ Dirk A. Sodestrom Dirk A. Sodestrom Senior Vice President and Chief Financial Officer